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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule TO
Tender Offer Statement under Section 14(d)(1) or
13(e)(1) of the Securities Exchange Act of 1934

OFFICEMAX INCORPORATED
(Name of Subject Company (Issuer))

OFFICEMAX INCORPORATED (Issuer)
(Name of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, $2.50 Par Value
(Title of Class of Securities)

67622P101
(CUSIP Number of Class of Securities)

Matthew R. Broad
Executive Vice President and General Counsel
OfficeMax Incorporated
150 Pierce Road
Itasca, IL 60143-1290
Telephone: (630) 773-5000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
John H. Bitner, Esq.
Bell, Boyd & Lloyd LLC
70 West Madison Street    Suite 3100
Chicago, IL 60602
Telephone: (312) 807-4306

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$799,000,000	$94,042.30

*
Calculated solely for the purpose of determining the amount of the filing fee. This amount is based upon the purchase of 23,500,000 outstanding shares of Common Stock at the maximum tender offer price of $34.00 per share.
**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 for Fiscal Year 2005 issued by the Securities and Exchange Commission, equals $117.70 per million of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form of Registration No.:

Filing Party:

Date Filed:

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1
☒
issuer tender offer subject to Rule 13e-4
☐
going-private transaction subject to Rule 13e-3
☐
amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

SCHEDULE TO

        This Tender Offer Statement on Schedule TO relates to the offer by OfficeMax Incorporated, a Delaware corporation ("Company," "OfficeMax" or "we"), to purchase up to 23,500,000 shares of its common stock, $2.50 par value per share (the "Shares"), or such lesser number of Shares as are properly tendered and not properly withdrawn, at a single price between $30.00 and $34.00 per share, net to the seller in cash, without interest. OfficeMax's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 30, 2005, and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as amended or supplemented from time to time, constitute the "Offer"). All shares tendered and purchased will include the associated common stock purchase rights issued under the Renewed Rights Agreement, dated as of September 25, 1997 and amended and restated as of December 12, 2003, and, unless the context otherwise requires, all references to Shares shall include the associated common stock purchase rights. The information contained in the Offer is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

Item 1.    Summary Term Sheet.

        The information set forth under "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)    Name and Address.    The name of the issuer is OfficeMax Incorporated. The address and telephone number of the principle executive office of OfficeMax are set forth under Item 3.

        (b)    Securities.    The information set forth under "Introduction" in the Offer to Purchase is incorporated herein by reference.

        (c)    Trading Market and Price.    The information set forth in the Offer to Purchase under Section 8 ("Price Range of Shares; Dividends; Our Rights Agreement") is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        (a)    Name and Address.    OfficeMax Incorporated is the filing person. The address of OfficeMax's principal executive office is 150 Pierce Road, Itasca, IL 60143-1290. OfficeMax's telephone number is (630) 773-5000. The information set forth in the Offer to Purchase under Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

Item 4. Terms of the Transaction.

        (a)    Material Terms.    The following information set forth in the Offer to Purchase is incorporated herein by reference:

  •
  Summary Term Sheet;

  •
  Section 1 ("Number of Shares; Price; Priority of Purchase");

  •
  Section 2 ("Purpose of the Offer; Certain Effects of the Tender Offer");

  •
  Section 3 ("Procedures for Tendering Shares");

  •
  Section 4 ("Withdrawal Rights");

  •
  Section 5 ("Purchase of Shares and Payment of Purchase Price");

  •
  Section 6 ("Conditional Tender of Shares");

  •
  Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares");

  •
  Section 14 ("Certain United States Federal Income Tax Consequences"); and

  •
  Section 15 ("Extension of the Offer; Termination; Amendment").

        (b)    Purchases.    The information set forth in the Offer to Purchase under Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (e)    Agreements Involving the Subject Company's Securities.    The information set forth under Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") in the Offer to Purchase is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a) and (b)    Purposes; Use of Securities Acquired.    The information set forth under Section 2 ("Purpose of the Offer; Certain Effects of the Tender Offer") in the Offer to Purchase is incorporated herein by reference.

        (c)    Plans.    Not applicable.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a)    Source of Funds.    The information set forth under Section 9 ("Source and Amount of Funds") in the Offer to Purchase is incorporated herein by reference.

        (b)    Conditions.    Not applicable.

        (d)    Borrowed Funds.    The information set forth under Section 9 ("Source and Amount of Funds") in the Offer to Purchase is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

        (a) and (b)    Securities Ownership; Securities Transactions.    The information set forth under Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") in the Offer to Purchase is incorporated herein by reference.

Item 9.    Person/Assets Retained, Employed, Compensated or Used.

        (a)    Solicitations or Recommendations.    The information set forth under Section 16 ("Fees and Expenses") in the Offer to Purchase is incorporated herein by reference.

Item 10.    Financial Statements.

        (a)    Financial Information.    The information set forth under Section 10 ("Certain Information Concerning Us") in the Offer to Purchase and the financial information included in Item 8 of the Company's Annual Report on Form 10-K for the year ended December 31, 2004, are incorporated herein by reference.

        (b)    Pro Forma Information.    Not applicable.

Item 11.    Additional Information.

        (a)    Agreements, Regulatory Requirements and Legal Proceedings.    The information set forth under Section 10 ("Certain Information Concerning Us"), Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") and Section 13 ("Certain Legal Matters; Regulatory Approvals") in the Offer to Purchase is incorporated herein by reference.

        (b)    Other Material Information.    The information set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.    Exhibits.

        A list of the exhibits to be filed as part of this Schedule is set forth in the Exhibit Index, which immediately precedes such exhibits and is incorporated by reference.

Item 13.    Information Required by Schedule 13E-3

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OFFICEMAX INCORPORATED
By:	/s/ MATTHEW R. BROAD
	Name:	Matthew R. Broad
	Title:	Executive Vice President and General Counsel

Dated: March 30, 2005

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase dated March 30, 2005.
(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Letter from Plan Administrator of OfficeMax Common Stock Fund of the OfficeMax Savings Plan, including Letter and Notice of Instructions, to all participants in the plan.
(a)(1)(vii)	Trustee Direction Form
(a)(1)(viii)	Letter dated March 30, 2005 from George J. Harad, Chief Executive Officer of OfficeMax, to Shareholders.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Press Release dated March 30, 2005, announcing the tender offer.
(a)(5)(B)	Form of Summary Advertisement.
(b)
Revolving Credit Agreement—$560,000,000, dated as of March 28, 2002 (incorporated by reference to Exhibit 4 to Quarterly Report on Form 10-Q of Boise Cascade Corporation (now OfficeMax) for the quarter ended March 31, 2002).
(d)(1)	Renewed Rights Agreement, amended and restated as of December 12, 2003 (incorporated by reference to exhibit 4.3 to OfficeMax's 2003 Annual Report on Form 10-K).
(d)(2)
Employment Agreement between Boise Cascade Office Products Corporation (now OfficeMax Contract, Inc.) and Phillip P. DePaul dated December 10, 2003 (incorporated by reference to exhibit 10.9 to OfficeMax's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004).
(d)(3)
Employment Agreement between Boise Cascade Corporation (now OfficeMax Incorporated) and George J. Harad dated October 29, 2004 (incorporated by reference to exhibit 10.10 to OfficeMax's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004), as amended by First Amendment (incorporated by reference to exhibit 10.1 in OfficeMax's Current Report on Form 8-K filed on December 15, 2004).
(d)(4)	Executive Savings Deferral Plan (incorporated by reference to exhibit 10.2 to OfficeMax's Current Report on Form 8-K filed on December 15, 2004).
(d)(5)	2005 Deferred Compensation Plan (incorporated by reference to exhibit 10.3 to OfficeMax's Current Report on Form 8-K filed on December 15, 2004).

(d)(6)	2005 Directors Deferred Compensation Plan (incorporated by reference to exhibit 10.4 to OfficeMax's Current Report on Form 8-K filed on December 15, 2004).
(d)(7)	Directors Compensation Summary Sheet (incorporated by reference to exhibit 10.5 to OfficeMax's Current Report on Form 8-K filed on December 15, 2004).
(d)(8)	Form of Director Restricted Stock Award Agreement (incorporated by reference to exhibit 10.6 to OfficeMax's Current Report on Form 8-K filed on December 15, 2004).
(d)(9)	Form of OfficeMax Incorporated Nonstatutory Stock Option Agreement (incorporated by reference to exhibit 10.1 to OfficeMax's Current Report on Form 8-K filed on January 6, 2005).
(d)(10)	Executive Life Insurance Program (incorporated by reference to exhibit 10.1 to OfficeMax's Current Report on Form 8-K filed on February 16, 2005).
(d)(11)	Officer Annual Physical Program (incorporated by reference to exhibit 10.2 to OfficeMax's Current Report on Form 8-K filed on February 16, 2005).
(d)(12)	Financial Counseling Program (incorporated by reference to exhibit 10.3 to OfficeMax's Current Report on Form 8-K filed on February 16, 2005).
(d)(13)	Form of Amended 2005 Annual Incentive Award Agreement (incorporated by reference to exhibit 10.29 to OfficeMax's 2004 Annual Report on Form 10-K).
(d)(14)	2004 Retention Bonus Plan (incorporated by reference to exhibit 10.30 to OfficeMax's 2004 Annual Report on Form 10-K).
(d)(15)	Executive Officer Mandatory Retirement Policy (incorporated by reference to exhibit 10.31 to OfficeMax's 2004 Annual Report on Form 10-K).
(d)(16)
Form of Severance Agreement with Executive Officer (for executive officer not covered by Supplemental Early Retirement Plan) (incorporated by reference to exhibit 10.32 to OfficeMax's 2004 Annual Report on Form 10-K).
(d)(17)	1982 Executive Officer Deferred Compensation Plan, as amended through September 26, 2003 (incorporated by reference to exhibit 10.4 to OfficeMax's 2003 Annual Report on Form 10-K).
(d)(18)	Nonbusiness Use of Corporate Aircraft Policy, as amended (incorporated by reference to exhibit 10.13 to OfficeMax's 1993 Annual Report on Form 10-K).
(d)(19)	Supplemental Early Retirement Plan for Executive Officers, as amended through September 26, 2003 (incorporated by reference to exhibit 10.6 to OfficeMax's 2003 Annual Report on Form 10-K).
(d)(20)
Boise Cascade Corporation (now OfficeMax Incorporated) Supplemental Pension Plan, as amended through September 26, 2003 (incorporated by reference to exhibit 10.7 to OfficeMax's 2003 Annual Report on Form 10-K).
(d)(21)
Form of Severance Agreement with Executive Officer (for executive officer covered by Supplemental Early Retirement Plan) (incorporated by reference to exhibit 10.37 to OfficeMax's 2004 Annual Report on Form 10-K).
(d)(22)	1984 Key Executive Stock Option Plan, as amended through September 26, 2003 (incorporated by reference to exhibit 10.9 to OfficeMax's 2003 Annual Report on Form 10-K).

(d)(23)	1980 Split Dollar Life Insurance Plan, as amended through September 26, 2003 (incorporated by reference to exhibit 10.10 to OfficeMax's 2003 Annual Report on Form 10-K).
(d)(24)
Form of Agreement with Executive Officers, as amended through September 26, 2003 (for executive officers who were employees of Boise Cascade Corporation) (incorporated by reference to exhibit 10.11 to OfficeMax's 2003 Annual Report on Form 10-K).
(d)(25)	Supplemental Healthcare Plan for Executive Officers, as amended through January 1, 2003 (incorporated by reference to exhibit 10.13 to OfficeMax's 2002 Annual Report on Form 10-K).
(d)(26)	Executive officer Severance Pay Policy (incorporated by reference to exhibit 10.42 to OfficeMax's 2004 Annual Report on Form 10-K).
(d)(27)	Form of Directors' Indemnification Agreement, as revised September 26, 2003 (incorporated by reference to exhibit 10.15 to OfficeMax's 2003 Annual Report on Form 10-K).
(d)(28)
Deferred Compensation and Benefits Trust, as amended for the Form of Sixth Amendment dated May 1, 2001 (the Deferred Compensation and Benefits Trust (the "Trust"), as amended and restated as of December 13, 1996, was filed as exhibit 10.18 in OfficeMax's 1996 Annual Report on Form 10-K. Amendment No. 4, dated July 29, 1999, to the Trust was filed as exhibit 10.18 to OfficeMax's 1999 Annual Report on Form 10-K. Amendment No. 5, dated December 6, 2000, to the Trust was filed as exhibit 10.18 in OfficeMax's 2000 Annual Report on Form 10-K. Amendment No. 6, dated May 1, 2001, to the Trust was filed as exhibit 10 in OfficeMax's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001. Each of the foregoing documents is incorporated herein by reference.).
(d)(29)	Director Stock Compensation Plan, as amended through September 26, 2003 (incorporated by reference to exhibit 10.17 to OfficeMax's 2003 Annual Report on Form 10-K).
(d)(30)	Directors Stock Option Plan, as amended through September 26, 2003 (incorporated by reference to exhibit 10.18 to OfficeMax's 2003 Annual Report on Form 10-K).
(d)(31)
Form of Agreement with Executive Officers, as amended through September 26, 2003 (for Boise Office Solutions employees who were executive officers of Boise Cascade Corporation) (incorporated by reference to exhibit 10.22 to OfficeMax's 2003 Annual Report on Form 10-K).
(d)(32)	2001 Key Executive Deferred Compensation Plan, as amended through September 26, 2003 (incorporated by reference to exhibit 10.23 to OfficeMax's 2003 Annual Report on Form 10-K).
(d)(33)	2001 Board of Directors Deferred Compensation Plan, as amended through September 26, 2003 (incorporated by reference to exhibit 10.24 to OfficeMax's 2003 Annual Report on Form 10-K).
(d)(34)	Key Executive Performance Unit Plan, as amended through September 26, 2003 (incorporated by reference to exhibit 10.25 to OfficeMax's 2003 Annual Report on Form 10-K).

(d)(35)	2003 Director Stock Compensation Plan, as amended through September 26, 2003 (incorporated by reference to exhibit 10.26 to OfficeMax's 2003 Annual Report on Form 10-K).
(d)(36)	2003 Boise (now OfficeMax) Incentive and Performance Plan, as amended through September 26, 2003 (incorporated by reference to exhibit 10.27 to OfficeMax's 2003 Annual Report on Form 10-K).
(d)(37)	OfficeMax Cash Incentive Plan (effective March 11, 2005) and form of 2005 Cash Incentive Award Agreement (incorporated by reference to exhibit 10.53 to OfficeMax's 2004 Annual Report on Form 10-K).
(d)(38)	Form of 2005 Restricted Stock Unit Award Agreement (incorporated by reference to exhibit 10.54 to OfficeMax's 2004 Annual Report on Form 10-K).
(d)(39)
Employment Agreement between Boise Cascade Office Products Corporation (now OfficeMax Contract, Inc.) and Ryan Vero dated December 10, 2003 (incorporated by reference to Exhibit 10.55 to OfficeMax's 2004 Annual Report on Form 10-K/A).
(g)	Not applicable.
(h)	Not applicable.

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SCHEDULE TO
  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Person/Assets Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3
SIGNATURE
EXHIBIT INDEX